UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 28, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations

France Telecom
1H11 results


orange

Stéphane Richard, Chairman & CEO
Gervais Pellissier, Deputy CEO & CFO

July 28th, 2011

france telecom

cautionary statement

this presentation contains forward-looking statements about France Telecom's business, in particular for 2011 and 2012. Although France Telecom believes these statements are based on reasonable assumptions, the actual occurrence of the forecasted developments is subject to numerous risks and uncertainties, including matters not yet known to France Telecom or not currently considered material by France Telecom, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other factors, overall trends in the economy in general and in France Telecom's markets, the effectiveness of the "Conquests 2015" industrial project and of other strategic initiatives, France Telecom's ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations.

more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French *Autorité des Marchés Financiers* and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

agenda

1 1H11 highlights

Stéphane Richard
Chairman & CEO

1H11 highlights

- 1H11 results showing good resilience despite adverse effects in RoW, VAT impact in France and competitive intensity on the mobile domestic market
- strong push in data only revenue in mature countries*: more than 25% growth in 1H11 yoy representing more than 15% of personal services revenue
- FT-Orange's ability to adapt demonstrated through sustaining strong commercial momentum and market shares while protecting value and EBITDA
- as announced, key portfolio evolutions have been decided and implemented
- the Group will pursue in 2H11 its pragmatic strategy to adapt and respond to market challenges and opportunities
- guidance of €9bn Operating Cash Flow confirmed for FY11

*France, Spain, Belgium, Switzerland, Luxemburg, Poland

key financial achievements

in €m	1H10 cb	1H11 actual	var. comp basis	key points
revenue	22,873	22,569	-1.3%	▪ regulation impact: -€379m ▪ VAT impact: -€76m ▪ 1H excl. regulation: +0.3% yoy
restated EBITDA*	8,056	7,613	-5.5%	▪ regulation impact -€113m
in % of rev	35.2%	33.7%	-1.5pts	▪ excluding VAT episode in France, Ivory Coast and Egypt, EBITDA margin erosion is limited to -0.9pt
CAPEX	2,233	2,469	+10.6%	▪ CAPEX ratio ramp-up in 1H11 in line with 2011-2013 guidance
in % of rev	9.8%	10.9%	+1.2pts	
operating cash flow (restated EBITDA – CAPEX)	5,823	5,144	-11.7%	▪ double adverse effect: lower EBITDA and higher CAPEX in 1H11 than in 1H10

*restatements from part-time senior plan (-€13m in 1H11, -€37m in 1H10), from Emitel gain on disposal (+€197m in 1H11) and from additional provision following EU fine on TPSA (-€115m in 1H11)

more than 217 million Group customers…

	1H11 achievements
1 France around 22% BB net adds market share, mobile market share stabilised at 41%*	▪ strong resilience to increased competition on the French mobile market: VAT, MVNOs and "4th player" entry anticipations ▪ increasing smartphones penetration: +6.9 pts vs FY10 at 33.1%*** ▪ on-going success of Open offers with almost 700k customers ▪ mobile EBITDA margin closely monitored after 1Q VAT episode ▪ fibre deployment outside very-dense areas agreement with Iliad
2 Spain yoy customer bases up +8.2%** on mobile and +9.6%** on BB in 1H	▪ sustained strong mobile and fixed performance – ADSL positive net adds for the fourth quarter in a row – mobile ARPU still boosted by data take-off (+32% yoy) – positive portability every month in 1H ▪ spectrum 900 MHz acquisition ▪ network investment program launched : objective to replace 90% of network by 2015 will enhance Orange Spain competitive edge
3 Poland 5th quarter in a row of broadband net adds market share growth	▪ leadership maintained on mobile despite competition pressure with 29.9%* market share ▪ strong growth of data only revenue: +28%** in 1H ▪ signature of RAN sharing program with PTC, gradual roll out starting in 2012 – target of ~10k sites jointly used by 2015

* company estimates **yoy on cb ***in % of contract customer base

…growing by more than 9%* yoy

1H11 achievements

4 ROW

mobile customer base growing by +22% with 96% customers in operations positioned as #1/#2

- Europe:
  - launch of network cooperation between Orange and T-Mobile Austria
  - Dominicana reached more than 3 million customers during 2Q
- AMEA:
  - 926 new 2G/3G sites roll-out according to 2015 ambition
  - Mali reached more than 5 million customers during 2Q, Cameroon 4 million, Niger and Tunisia 1 million
  - Egypt: slow recovery expected in 2H ; Ivory Coast: activity strongly impacted in April, network significantly damaged, re-building on track

5 Enterprise

+9.1%* revenue growth with emerging markets

- global cloud computing infrastructure deal between OBS and SITA
- continuous improvement of revenue trend

EBITDA

- 1H restated EBITDA** margin erosion limited to -1.5 pts yoy* despite political turmoil in Ivory Coast and Egypt and VAT episode
  - -0.2 pt impact on Group EBITDA margin evolution from Ivory Coast and Egypt in 1H
  - -0.3 pt from VAT episode in France

*yoy on cb **restatements from part-time senior plan (-€13m in 1H11, -€37m in 1H10), from Emitel gain on disposal (+€197m in 1H11) and from additional provision following EU fine on TPSA (-€115m in 1H11)

key portfolio evolutions

content rationalisation and partnerships

- Orange cinema series
  - ☑ Canal+ taking a 33.3 % stake
- Orange sports
  - ☑ no bid on new soccer rights and still reviewing options
- Dailymotion
  - ☑ 49% stake

re-focus on core business

- Emitel disposal in Poland
  - ☑ gain on disposal €197m in FT accounts

getting closer to the target of doubling revenues in AMEA by 2015

- Korek Telecom
  - ☑ JV formed with Agility to acquire a 44% stake in Korek Telecom
    - 2010-2014 revenue CAGR in overall Iraq 30%
    - deal closed on July, 27th

portfolio management

- European portfolio review completed
  - ☑ decision to launch a sale process of Orange Switzerland - the board will take the decision to divest based on the submitted offers attractiveness
- AMEA and OBS portfolio review ongoing
  - to be completed for year end

proactive steps taken towards stakeholders…

employees

- new steps towards social contract extension
  - implementation of new organization in France
  - agreement on gender equality policy
- employee shareholding development
  - €275m free share plan, representing around 0.64% of the capital
  - under condition of 3-year performance: 2011- 2013: ~€27bn cumulated OpCF*

customers

- fibre outside very-dense areas (11 million homes passed on by 2020)
  - third party-operator access offer published for FTTH
  - agreement signed with Iliad concerning fibre deployment in these areas
- new offers to preserve volume and value and further segment the market between:
  - subsided high-end devices with origami like plans, engagement & strong retention program vs
  - new sub-brand offers targeting digitals looking for low tariffs sim-only/non subsided handset

shareholders

- €1.4 per share dividend floor confirmed for 2011 and 2012. Improvement of operational performance offers the perspective of a stable dividend
- once Orange Switzerland is disposed, the proceeds will partly be returned to shareholders probably under a Share Buy Back plan

governance and Executive Committee

- renewal and gender parity at the heart of our governance strategy
  - 2 women out of 3 new board directors,
  - 35% of the directors are women
- Executive Committee
  - Olaf Swantee appointed CEO of Everything Everywhere from September 1st
  - Benoit Scheen will join the Executive Committee as Executive VP, Operations in Europe

net debt

- continuation of the current leverage policy: ~2x net debt to EBITDA in the medium term
- very favourable liquidity position and debt profile

1H results & steps comforting the 'adapt to conquer' ambition

*excluding exceptional items

2 financial performance

Gervais Pellissier
Deputy CEO & CFO

stabilised revenue trend in 2Q, slightly positive excluding regulation

in €m	2Q11 actual	2Q11 % yoy cb	2Q11 % yoy cb excl.reg	1H11 actual	1H11 % yoy cb	1H11 % yoy cb excl.reg
Group revenue	11,341	-1.3%	+0.3%	22,569	-1.3%	+0.3%
France	5,682	-2.2%	-0.5%	11,305	-2.3%	-0.6%
Spain	984	+4.2%	+6.7%	1,943	+4.1%	+6.6%
Poland	957	-5.0%	-3.8%	1,902	-4.3%	-3.3%
ROW	2,145	-1.6%	+0.8%	4,281	-1.2%	+1.2%
Africa & Middle-East		+0.0%	+0.6%		+0.3%	+0.8%
European countries		-3.8%	+0.3%		-3.4%	+0.8%
other		+5.2%	+5.2%		+7.4%	+7.4%
Enterprise	1,765	-2.1%	-2.1%	3,548	-1.6%	-1.6%

insight

- stabilised revenue trend in 2Q, and positive at +0.3% excluding regulation
- France confirmed its resilience despite last months mobile market volatility and competitive intensity
- Spain confirmed its sustained growth, posting a +6.7% growth excluding regulatory in 2Q
- in European countries positive growth excluding regulation (which had a significant impact in 1H, mainly in Belgium and Switzerland)
- AMEA: +7.1% revenue growth excl. Egypt and Ivory Coast
- on-going revenues trend improvement on Enterprise

1H11 revenue trend improving but experiencing some contrasted effects

1H11 yoy revenue variation excluding regulation


yoy var.* 1H11 in millions of euros
-63
+120
-64
+110
-59
-56
+87
+75
France
Spain
Poland
ROW exc. Egypt & Iv. Coast
Egypt & Iv. Coast
Enterprise
ICSS&elim
total Group

	France	Spain	Poland	ROW exc. Egypt & Iv. Coast	Egypt & Iv. Coast	Enterprise	ICSS&elim	total Group
yoy var.* 1H11 in %	-0.6%	+6.6%	-3.3%	+3.3%	-6.7%	-1.6%		+0.3%
yoy var.* 1H10 in %	+0.3%	+2.5%	-3.4%	+3.1%	+10.5%	-6.0%		+0.0%

* cb

EBITDA remained resilient despite pressure on some operations

in €m	1H10cb	1H11 actual	1H11 margin	Δ vs 1H10cb
Group restated EBITDA*	8,056	7,613	33.7%	-1.5pts
France	4,690	4,355	38.5%	-2.0pts
Spain	365	381	19.6%	+0.0pt
Poland	732	698	36.7%	-0.1pt
ROW	1,629	1,471	34.4%	-3.2pts
Enterprise	637	649	18.3%	+0.6pt

restated EBITDA* evolution in 1H11



8,056
-336
-158
+51
7,613
o/w Spain +€16m
o/w OBS +€12m
o/w Egypt -€55m
o/w Ivory Coast -€29m
1H10cb
France
ROW
other
1H11

insight

- 26% of Group EBITDA decrease is due to regulation
- France EBITDA impacted by VAT episode and related commercial cost increase
- EBITDA growing by 4.3%** in Spain and by 1.9%** on Enterprise
- EBITDA in Poland proving quite resilient
- ROW EBITDA impacted by political turmoil in Egypt and Ivory Coast

*restatements from part-time senior plan (-€13m in 1H11, -€37m in 1H10), from Emitel gain on disposal (+€197m in 1H11) and from additional provision following EU fine on TPSA (-€115m in 1H11) **cb

strong commercial activity offset savings on OPEX base

restated* EBITDA evolution by nature


in €m
8,056
-305
-96
+151
+118
-311
7,613
1H10cb
revenue
labour opex
inter-connection costs
other costs
commercial costs
1H11

commercial costs increase mainly concentrated in France and Spain


in €m
+311
2,989
+165
1Q: +112
+70
+77
3,301
1H10cb
France
Spain
other
1H11

insight

- OPEX base slightly increasing by 0.9% in 1H*
- 1.5% of savings on OPEX base excluding commercial costs**
  - mainly driven by interconnection costs evolution (-6.3%) benefiting from lower termination rate prices more than compensating volume effects
  - labour OPEX: increase mainly due to price effect in France
- performance program 2011-2015 starting to deliver with almost €170m savings in 1H
  - mostly in France, Spain and Poland
  - 65% of the savings come from network and customer care
- pre-commercial EBITDA margin stabilised at 35.1%
- commercial cost increase in 1H
  - partly due to incremental commercial volatility linked to the VAT episode
  - mainly concentrated in France in 1Q and Spain, in relation with the level of commercial activity (gross adds) and the mix effect (smartphones)

*restatements from part-time senior plan (-€13m in 1H11, -€37m in 1H10), from Emitel gain on disposal (+€197m in 1H11) and from additional provision following EU fine on TPSA (-€115m in 1H11) **cb

net income decrease mainly due to one-offs

in €m	1H10 historical	1H11 actual	
reported EBITDA	7,745	7,681	
depreciation & amortization	-3,042	-3,399	1
impairment of goodwill & assets	-1	-47	2
share of profit (losses) of associates	12	-61	3
operating income	4,714	4,174	
financial result	-968	-941	
tax	-911	-1,138	4
consolidated net income after tax of continuing operations	2,835	2,095	
net result of discontinued operations	1,130	0	5
net income	3,965	2,095	
minority interests	-240	-150	
net income Group share	3,725	1,945	

1
- swap of technology in Spain, Poland and France leading to accelerated amortization of former technology equipments for -€153m
- perimeter effect of Egypt -€211m

2
- impairment of assets on Kenya -€45m

3
- mark to market of Sonaecom stake of -€31m

4
- increase of tax charges due to 2010 positive one-offs

5
- in 2010, mainly net result from the UK JV build up

orange

CAPEX ratio ramping-up in line with 2011-2013 trend

in €m	1H11 actual	var.vs 1H10cb	CAPEX to sales	% of 1H11 CAPEX growth
Group	2,469	+10.6%	10.9%	
France	1,237	+11.5%	10.9%	54%
Spain	170	+3.9%	8.7%	3%
Poland	228	+25.9%	12.0%	20%
ROW	489	-2.2%	11.4%	-5%
Enterprise	163	+13.7%	4.6%	8%
IC&SS	182	na	na	20%

strong CAPEX increase on networks, IT and CPE's



+7%
+10%
+48%
1H10cb
1H11
1,273
517
274
176
229
network
IT
CPE's
service platform
shops, real estate & other

insight

- in France, ramp up of FTTH program leading to €70m investments vs €13m in 1H10
- increase of CPE's* investments driven by the success of Open offers and Box renewal program
- in Spain, increase of CAPEX related to the network transformation program and of shops investments to support the distribution policy
- in Poland, higher mobile investments to improve quality of service and high speed mobile coverage
- on Enterprise, higher investments to meet increasing customer's outsourcing needs

*customer premises equipments

1H11 operating and organic cash flow

in €m	1H10	1H11	
operating cash flow 1H11 restated EBITDA* – CAPEX		5,144	
EBITDA**– CAPEX	5,699	5,212	
net interest expense cash out	-1,050	-832	1
income taxes cash out	-270	-296	
change in WCR	-592	363	2
licences & spectrum	-303	-136	3
variation of fixed assets suppliers	-372	-462	4
proceeds from sale of assets	23	34	
other (cash and non cash items)	-395	-371	5
organic cash flow, consolidated	2,740	3,512	
- organic cash flow, Group share	*2,511*	*3,292*	
- organic cash flow, minorities share	*229*	*220*	
litigation "Taxe Pro" and licenses/spectrum	1,249	136	6
adjusted organic cash flow	3,989	3,648	

1
- first 2011 payment of dividend received from UK €264m

2
- mainly taxe professionnelle payment of €964m in 2010

3
- in 2011, mainly license of 900 MHz in Spain

4
- in 2011, higher payment of CAPEX from 4Q 2010

5
- includes the non monetary provisions such as TP fine, part time senior plan and content

6
- in 2011, mainly license in Spain
- in 2010, €964m of taxe professionnelle litigation and €285m licenses (France)

*restatements from part-time senior plan (-€13m in 1H11, -€37m in 1H10), from Emitel gain on disposal (+€197m in 1H11) and from additional provision following EU fine on TPSA (-€115m in 1H11)

**historical EBITDA includes UK in 1Q10 and includes Egypt in 1H11

orange

France Telecom Orange continues to refinance its debt at best-in-sector conditions and to enjoy a very strong liquidity

Group liquidity position



in €bn
credit lines
cash*
12.4
12.7
7.5
7.8
4.9
4.9
FY10**
1H11

* including bank overdrafts

**with new €6bn back-up facility signed in January 2011

insight

- strong and stable liquidity position at €12.7bn, reinforced with the competitive new back up facility of €6bn (renewed until 2016)
- continuing building of a safer debt maturity profile
  - zero bond redemption remaining in 2011(*)
  - average maturity 8.2 years
- €1.9bn new facilities raised across diversified markets (including €1.25bn bonds, $200m ECA's**, $401m equivalent at ECMS level)

debt structure

Moody's / S&P / Fitch rating	A3/A-/A-
% of net debt with a fixed rate	105%
% of bond debt in € (after derivatives)	85%
% of gross debt in bonds	87%
average maturity of net debt 1H11	8.2 years
average cost of gross debt 1H11	5.60%

bonds*/bank loans/leases repayments end of June



in €bn
bonds
bank loans & other
0.7
0.3
2.7
2.2
4.0
3.5
4.2
3.6
19.2
18.1
2H2011
2012
2013
2014
>2015

* Excluding TDIRA

* post TP €300m redemption already made on July 5th, ** ECA : export credit agencies

3 business performance

Gervais Pellissier
Deputy CEO & CFO

1H11 France financials

revenue driven by sustained trend in mobile revenue

1H11 key financials
(revenue -0.6% excl. regulatory impacts)

in €m	2Q11	var in cb	1H11	var in cb
revenue	5,682	-2.2%	11,305	-2.3%
personal	2,769	+2.9%	5,445	+2.5%
home	3,219	-5.1%	6,455	-5.0%
restated EBITDA*			4,355	-7.2%
personal			1,943	-6.1%
home			2,412	-8.0%
*EBITDA margin**			*38.5%*	*-2.0pts*

stable revenue excluding regulation & VAT effect



in €m
11,577
-209
-76
-352
+366
11,305
+0.1% excl.reg. & VAT
1H10cb
regulatory impacts
VAT
home
mobile
1H11

insight

- resilient top-line: excluding regulation and VAT effect, mobile revenue offset the decrease of fixed revenue (excluding regulation, mobile revenue growing by 6.2%)
- mobile margin closely monitored: beyond the regulation and 1Q VAT impact and SAC/SRC** increase related, 2Q SAC/SRC** were tightly controlled and voluntarily reduced
- home margin still penalized by PSTN revenue decrease although line losses pace decelerating compared to 1Q

*restatements from part-time senior plan -€32m in 1H11, -€28m in 1H10 **subscriber acquisition costs / subscriber retention costs

1H11 France personal KPIs

stabilised market shares and ARPU excl. reg. +2.1%

stable network market share



network market share
retail market share
46.4% 47.1% 47.1% 46.8% 46.2% 46.1% 45.8% 46.1%*
42.7% 43.1% 42.8% 42.4% 41.9% 41.7% 41.0% 41.0%*
3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11

ARCEP market figures

* company estimates in 2Q

mobile margin tightly monitored after 1Q agitation



in €m
o/w revenue -€62m
o/w SAC/SRC -€24m
o/w delta 1Q -€75m
o/w delta 2Q +€22m
2,069
-51
-86
-53
+64
1,943
1H10cb
regulatory impacts
VAT impact
SAC/SRC
other mobile
1H11

annual rolling mobile ARPU**
increase of +2.1% excl. reg.



in €
-2.1% and
+2.1% excl. regulation
+2.8% excl. reg & VAT effect
data
sms
voice
391
54
59
279
+17.2%
+13.4%
383
61
69
253
1H10cb
1H11

insight

- network market share improvement with a push from MVNOs for the 2nd quarter in a row
- efficiency improvement: retail market share stabilised QoQ thanks to a strong decrease of contract churn rate (14.3% in 2Q11 vs 20% in 1Q11) with a tight control of commercial costs
- customer value managed through usage developments and segmented offers

**yoy on cb

1H11 France home KPIs

continued commercial momentum driving ARPU to a temporary low point

ADSL market share & conquest share stabilised



ADSL market share
ADSL net adds
47.0% 46.6% 46.3% 46.0% 45.5% 45.4%*
0.0% 19.0% 27.7% 29.2% 22.7% ~22%*
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11

ARCEP market figures

* company estimates in 2Q

insight

- good commercial performance for the second quarter in a row with ~22% net adds market share.
- broadband ARPU low point reached in 2Q. High level of adoption of new offers should drive increase in upcoming quarters
- PSTN lines decrease back to regular level

broadband ARPU upturn expected after reaching low point

in €/month



internet
PSTN
34.8
34.6
15.6
17.1
19.2
17.5
2Q10 2Q11
home usage
annual rolling
services
access
36.6 35.7 35.5
7.8 7.3 6.6
28.8 28.4 28.9
2Q10 1Q11 2Q11
broadband
quarterly

variance of Orange retail fixed line stabilised and change in home revenue

variance in thousand of lines



PSTN only
PSTN & ADSL
naked ADSL & other
+137 -422 -164
var 1Q10 vs 4Q09
+178 -343 -126
var 2Q10 vs 1Q10
+314 -471 -213
var 1Q11 vs 4Q10
+192 -353 -128
var 2Q11 vs 1Q11
in €m
6,795
-319
+24
-45
6,455
1H10cb
PSTN
broadband
wholesale & other
1H11

1H11 Spain financials

3rd quarter of top line growth while improving EBITDA

1H11 key financials
(revenue +6.6% excl. regulatory impacts)

in €m	2Q11	var in cb	1H11	var in cb
revenue	984	+4.2%	1,943	+4.1%
personal	813	+4.6%	1,602	+4.3%
home	171	+2.3%	342	+3.2%
EBITDA			381	+4.3%
personal			371	+1.0%
home			10	ns
EBITDA margin			*19.6%*	*+0.0pt*

insight

- strong revenue dynamic +4.1% with improving trend in 2Q (+4.2%)
- revenue growth by +6.6% excluding regulatory impact driven by mobile customer base increase, mobile broadband development and sustained ADSL base expansion
- EBITDA growth while maintaining a high level of commercial costs to develop smartphones penetration

revenue growth evolution*



Orange Spain
Orange Spain, excl.reg.
GDP**
-0.2%
1.9%
2.0%
2.9%
3.3%
3.1%
6.5%
6.7%
4.0%
4.2%
0.9%
0.0%
0.2%
0.6%
0.8%
0.6%
-4.7%
-3.3%
-2.8%
-1.8%
-0.8%
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11

1H11 mobile revenue*: +4.3%
(+7.3% excl. regulatory impacts)



in €m
1,536
-44
+89
-60
+43
+38
1,602
1H10cb
regulatory impact
customer base
voice
non voice
other incl. MVNO
1H11

*yoy on cb ** source: Eurostat (except 2Q11 source Spanish Savings Bank Federation – FUNCAS)

1H11 Spain KPIs

confirmed positive trends in mobile and ADSL

mobile customer base increasing by 8.2% yoy



in thousands
contract
prepaid
+8.2%
11,294
12,221
6,823
+7.3%
7,323
59.9%
4,472
+9.5%
4,898
40.1%
1H10
1H11

mobile annual rolling ARPU supported by data



in €/year
data
sms
voice
-1.5%
+2.1% ex reg.
265
261
23
+32%
30
21
21
221
210
1H10*
1H11

insight

- mobile contract customer base increased by +7.3% driven by Animals tariff offers and smartphone penetration:
  - positive in portability balance throughout 1H
  - continuous improvement of churn rate
- growing mobile ARPU (+2.1% excluding regulation) supported by data take off (+32% yoy)
- ADSL positive net adds for the fourth quarter in a row, leading to a customer base growth of 9.6% yoy
- growing ADSL ARPU (+1.3%) driven by increase of VoIP penetration in customer base (+8.8 points yoy up to 59%)

increasing net adds leads ADSL customer base to grow by 9.6% yoy



in thousands
broadband net adds
-3
+7
+25
+35
+37
2Q10
3Q10
4Q10
1Q11
2Q11
in thousands
+9.6%
1,083
1,187
213
330
540
+29%
255
236
696
1H10
1H11
bitstream
full ULL
shared ULL

*cb

1H11 Poland financials

revenue trend ongoing improvement, margin stabilised

1H11 key financials
(revenue -3.3% excl. regulatory impacts)

in €m	2Q11	var in cb	1H11	var in cb
revenue	957	-5.0%	1,902	-4.3%
personal	497	+0.9%	967	+1.5%
home	530	-8.3%	1,070	-8.1%
restated EBITDA*			698	-4.6%
personal			283	+0.4%
home			415	-7.8%
*EBITDA margin**			*36.7%*	*-0.1pt*

insight

- personal revenue trend improvement in 1H11 vs 1H10 despite SMS MTR cut, due to growth in volume and usage
- home revenue still declining driven by lower usage and fixed-to-mobile substitution
- restated EBITDA margin stable thanks to solid cost management

mobile revenue**: +1.5%
(+3.9% excl. regulatory impacts)



in €m
953
-22
+38
-28
+4
+22
967
1H10cb
regulatory impact
customer base
voice
non-voice
others
1H11

variation of retailed fixed line slightly decreasing



PSTN only
-207
-182
-160
var. 4Q10 vs 3Q10
var. 1Q11 vs 4Q10
var. 2Q11 vs 1Q11
1,164
-87
-10
+3
1,070
1H10cb
PSTN
broadband
wholesale & other
1H11

*restatements from Emitel gain on disposal (+€197m in 1H11) and from additional provision following EU fine on TPSA (-€115m in 1H11) **yoy on cb

1H11 Poland KPIs

continuing progress in the main lines of business

mobile customer base increase


in thousands
contract
prepaid
+3.6%
14,029
14,535
6,791
+2.6%
6,967
47.9%
7,238
7,568
52.1%
1H10
1H11

rising share of smartphones in contract sales, annual mobile ARPU slight decrease


in €/year
+14pts
28%
14%
-2.3%
130
127
33
32
96
95
2Q10
2Q11
2Q10*
2Q11
share of smartphones in contract sales
data & sms
voice

insight

- improvement of 3.6% of the mobile customer base with 2.6% on contract customer base
- increasing sales of smartphones reaching 28% of contract sales in 2Q11
- resilient mobile ARPU in a very competitive market environment
- 48% of broadband sales mix with 6 Mb/s +, 40 and 80 Mb/s speeds launched to continue to reinforce the competitive positioning of TP
- 25.6% of IPTV and satellite penetration and n-TV agreement launched in June 2011allowing to enrich TV packages

broadband sales mix and increased IPTV and satellite penetration


in thousands
≥6Mb/s
<6Mb/s
% of IPTV and satellite customers on BB retail customers
12%
88%
48%
52%
+30.7%
453
592
25.6%
2Q10
2Q11
1H10
1H11

*cb

1H11 Rest Of the World financials

revenue hit by non-recurring & regulatory effects with the underlying trend remaining positive

1H11 revenue*: -1.2% (+1.2% excl. reg.)

in €m	2Q11	var cb	1H11	var cb
total ROW revenue	2,145	-1.6%	4,281	-1.2%
Africa & Middle East	901	+0.0%	1,820	+0.3%
European countries	1,108	-3.8%	2,185	-3.4%
other countries	138	+5.2%	281	+7.4%
restated EBITDA			1,471	-9.7%
EBITDA margin			*34.4%*	*-3.2pts*

significant spread in revenue contributions

first half revenue variations in €m*



Cameroon +21
new operations** +19
Mobistar Gp. -19
Egypt -25
Romania -27
Ivory Coast -37

insight

- Africa & Middle East: half-year revenues, excluding Egypt & the Ivory Coast, were up by +7.1%
  - regional revenue trends were significantly impacted by the political situations in Egypt & the Ivory Coast (-€61m yoy combined impact)
  - elsewhere, first half revenues grew significantly, driven by very strong commercial performances in Cameroon (+18%) and in new operations such as Uganda (x2) & Niger (+47%)
- **European countries:** revenue contraction of -3.4% turns to slight growth of +0.8% when regulatory effects are excluded, with non-voice revenues up by +9.0% & now representing 28% of service revenues
  - excluding regulatory effects (-€55m), Mobistar's first-half revenues would have grown by +4.5%
  - in Romania, first-half revenues were down by -5.6% but Q2, at -4.9%, shows an improving trend after -6.3% in Q1
- the Segment's first-half EBITDA margin is at 34.4%, a rate that remains above that of the Group. EBITDA is down by -€158m yoy, significantly impacted by the situations in Egypt (-€55m), the Ivory Coast (-€29m) & Romania (-€33m), with regulatory effects adding a further impact of -€49m

* yoy comparable basis; ** new operations : Niger, CAR, Kenya, Uganda, Guinea Bissau & Guinea

91.5 million mobile customers in the Rest of the World

over 96% of customers in operations positioned as #1/#2 market share

almost 92 million mobile customers

in millions of customers

	in millions of customers	M/S*	rank
total	**91.5**		
Egypt	30.5	~36%	2/3
Romania	10.1	~43%	1/4
Senegal	5.7	~61%	1/3
Mali	5.7	~65%	1/2
Ivory Coast	5.5	~34%	1/5
Morocco (40%)	4.4	~34%	2/3
Others	29.6	N/A	N/A

insight

- very strong market share positions across our operations with over 96% of customers in operators with #1/#2 market share positions
- +22% yoy growth in the customer base to over 91.5 million, driven by emerging markets & the inclusion of Meditel customers
- 3G services launched in all European operations & in 8 of the 14 emerging market operations
- in the more mature European markets data revenues grew by +19% yoy

mobile customer base up by +22%



+22%
74.7
91.5
others
Europe
A&ME
21.2
50.6
21.5
67.0
1H10
1H11

operations affected by political unrest in 1H11

- Egypt: improved business environment in Q2
  - the mobile customer base is up by +17% yoy to 30.5 million but revenues offset by a -23% drop in ARPU
  - slow recovery expected in H2
- Ivory Coast: Q2 revenues down by -28% yoy (vs Q1 at -2.5%)
  - operations suffered a significant level of damage and a return to normal is not expected before 2012
  - reconstruction investments have already started and will continue into H2
- Tunisia: operations back to normal and not impacted by the shareholder situation

* Group estimates

1H11 enterprise financials
improving trends in both revenue & EBITDA

1H11 key financials*

in €m	2Q11	var	1H11	var
total revenue	1,765	-2.1%	3,548	-1.6%
legacy networks	555	-12.2%	1,136	-11.0%
mature networks	694	+1.4%	1,390	+0.0%
growing networks	92	+15.3%	177	+16.9%
services	424	+4.7%	845	+7.4%
restated EBITDA**			649	+1.9%
*EBITDA margin***			*18.3%*	*+0.6 pt*

insight

- continued improvement in revenue trend driven by growth with international activities and services
  - legacy networks: revenue continues to be impacted by migrations to new technologies such as VoIP
  - mature networks: slight growth of IPVPN since Q2 (bandwidth upgrades), and broadcasting activities
  - growing networks: VoIP and high-speed data infrastructure are leading the segment
  - services: continued growth of services, sustained by international and some key customer project deliveries with large milestones in 1Q11
- EBITDA improvement in value & margin
- strong operational performance to support customers during the Egyptian and Japanese events

slight EBITDA growth both in value & margin



+2%
637
17.7%
649
18.3%
1H10cb
1H11

enterprise revenue continued improving trend



in % yoy*
-1.7%
-5.8%
-6.0%
-3.6%
-1.6%
1H09
2H09
1H10
2H10
1H11
* yoy on cb

*cb **restatements from part-time senior plan -€1m in 1H11, -€2m in 1H10

1H11 enterprise KPIs

positive results on growth areas and resilience on mature products

IPVPN accesses in France

in thousands


-0.4%
-0.1%
273.2
272.1
271.8
1H09cb
1H10cb
1H11

revenue with emerging markets

in €m


+9.1%
235
256
1H10cb
1H11

revenue in VoIP

in €m


+25%
76
95
1H10cb
1H11

cloud

- **our ambition:** to generate more than €500m revenue in cloud computing in 2015
- **key achievements**:
  - nine offers delivered in the cloud portfolio and number of managed virtual machines doubled over H2 2010
  - key partnership: first international cloud infrastructure with SITA
  - offer announced for the Small Office market in France

working towards improving profitability: H1/11 EBITDA# margin stable at 20.3%

1.8% underlying mobile service revenue growth


Revenue, £m
-1.1%
+1.8%
3,105
3,017
3,071
H1/10*
H1/10 ex regulation
H1/11

Margin stable year on year


EBITDA#, £m
EBITDA margin
-0.3ppt
+1.6ppt
714
20.6%
668
18.7%
682
20.3%
H1/10*
H2/10
H1/11

Free cash flow evolution


Free Cash Flow^, £m
-11%
411
(50)
+4
365
H1/10*
EBITDA change
Capex change
H1/11

Insight

- H1/11 service revenue growth underpinned by postpaid base growth
- EBITDA margin stable yoy and up 1.6ppt from H2/10 to 20.3%, with synergy savings partly reinvested into growing the business

*Pro forma unaudited figures. ^ ebitda less capex

#, EBITDA = EBITDA less restructuring costs, brand & management fees

4 outlook

Gervais Pellissier
Deputy CEO & CFO

guidance

guidance 2011-2013		FY 2011
operating cash flow (restated EBITDA-Capex)	 10 11e 12e 13e 14e 15e ▪ 2011-2013 cumulated ~€27bn guidance (excl. exceptional items) ▪ ~€9bn in 2011	☑ ▪ confirmed €9bn in 2011
dividend	▪ €1.40 dividend payment for 2011 and 2012 fiscal years	☑ ▪ interim dividend payment date Sept 8th, 2011
net debt / EBITDA	▪ continuation of the current leverage policy: ~2x net debt to EBITDA in the medium term	☑ ▪ 1.91x end of June 2011

5 appendix

key modifications to Enterprise revenue details

legacy
- legacy voice and data

advanced business network
- high speed data infrastructure
- IPVPN
- VoIP
- mobility

others, incl. ERS
- ERS
- broadcast

extended business services
- unified communication and collaboration
- IT services and solutions, cloud services
- customer contact solutions
- security solutions, verticals (health…)
- b2b2c

new financial communication

legacy networks
- legacy voice and data
- network services

mature networks
- IP networks inc. Very High Broadband
- IPVPN
- mobility
- broadcast

growing networks
- VoIP
- growing data infrastructure (sat, wifi)
- image and videoconference

services
- unified communication and collaboration (with ERS)
- IT services and solutions, cloud services (with ERS)
- customer contact solutions
- security solutions, verticals (health…)
- b2b2c

net debt/EBITDA ratio within mid term target confirming Group debt financial policy

in €m



+31,840
net debt/
Ebitda*
1.95
-3,648
+136
+2,118
o/w Sonatel Group +€ 159m
o/w ECMS +€ 95m
o/w Mobistar +€ 82m
o/w Jordan Telecom +€ 47m
+391
o/w Emitel disposal -€ 410m
o/w Dailymotion acquisition +€ 60m
-344
-208
net debt/
Ebitda**
1.91
+30,285
net debt December 2010
organic cash flow
licences & spectrum acquisition mainly Spain
balance of dividend FY10
minority shareholders remuneration in Group subsidiaries
acquisitions and disposals (net of cash acquired or disposed)
others
net debt end of June 2011

*Ebitda restated from DPTG dispute, senior part time plan, content activities' restructuring costs and including 50% of EBITDA of Everything Everywhere and ECMS 1H10 EBITDA; net debt restated by adding 50%of Everything Everywhere net debt **Ebitda restated from part-time senior plan (-€13m in 1H11, -€37m in 1H10), from Emitel gain on disposal (+€197m in 1H11) and from additional provision following EU fine on TPSA (-€115m in 1H11), and including 50% of EBITDA of Everything Everywhere; net debt restated by adding 50% of Everything Everywhere net debt